August 5, 2024

Timothy F. Murphy
Senior Vice President and Chief Financial Officer
Gibraltar Industries, Inc.
3556 Lake Shore Road
Buffalo, New York 14219

       Re: Gibraltar Industries, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Response Dated June 24, 2024
           File No. 000-22462
Dear Timothy F. Murphy:

       We have reviewed your June 24, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition on Contracts with Customers, page 29

1. We note your response to prior comment 1; however, we also note Item 303(b)(3) of
       Regulation S-K requires for each critical accounting estimate (CAE) made in accordance with generally accepted accounting principles that involves a significant level of estimation uncertainty and had or is reasonably likely to have a material impact on financial condition or results of operations you address the following: why the CAE is subject to uncertainty; how much the CAE or assumption (or both) changed during the relevant periods; and the sensitivity of reported amounts to the methods, assumptions, and
       estimates underlying the CAE   s calculation. Based on the requirements
and the
       information provided in your response, it appears you should revise future filings to disclose and discuss the impact of favorable and unfavorable changes in contract
 August 5, 2024
Page 2

       estimates and estimated contract losses during each period presented. If you believe the disclosures are not material, please provide your SAB 99 materiality analysis of the factors you considered in your assessment. Please be advised since these estimates impact
       Operating Income and Net Income, any materiality assessment you provide should not be limited to the impact on revenue and gross profit. In addition, please tell us your consideration of the disclosure requirements of ASC 250-10-50-4.

Notes to Consolidated Financial Statements
(3) Revenue, page 46

2. We note your response to prior comment 2 states costs in excess of billings represent contract assets and your right to this consideration is conditioned on something other than the passage of time; however, we also note accounts receivable and costs in excess of billings are presented in the same line item in your consolidated balance sheets.
       Notwithstanding your disclosures of accounts receivable and costs in excess of billings in the notes to the financial statements, it is not clear how you determined the current presentation in your consolidated balance sheets complies with ASC 606-10-45-1. Please advise or revise future filings as appropriate.
Form 8-K filed February 21, 2024
Exhibit 99.1, page 1

3. We note your responses to prior comments 7 and 8. Please revise future filings to address the following:
           We acknowledge your non-GAAP reconciliations exclude certain line items included in your statements of operations; however, we note your reconciliations include every line item from the subtotal for Income from Operations through earnings per share. We continue to believe your current presentations includes most of the line items and subtotals included in your statements of operations and should be revised in future filings to comply with Question 102.10(c) of the Compliance and Disclosure
           Interpretations for Non-GAAP Financial Measures.
           We note your non-GAAP reconciliations include a subtotal you
identify as    Segments
           income   . Since the subtotal represents a non-GAAP measure that
does not comply
           with Question 100.01 of the Compliance and Disclosure Interpretations for Non-
           GAAP Financial Measures, revise your reconciliations in future fling to delete this subtotal.
           Revise your non-GAAP reconciliations in future filing to clearly explain and describe each non-GAAP adjustment as required by Question 100.05 of the Compliance and
           Disclosure Interpretations for Non-GAAP Financial Measures.
 August 5, 2024
Page 3

       Please contact Andi Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing